Filed by Conagra Brands, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844
June 27, 2018

toTransaction create a leader will combine in frozen two foods growing with a growing portfolios presence of iconic in brands snacks    CONAGRA BRANDS PINNACLE FOODS $15.044B MARKET CAP1 $7.94B NET SALES2 ~13,000 EMPLOYEES    $8.087B MARKET CAP1 $3.14B NET SALES3    ~5,500 EMPLOYEES Compelling Strategic and Financial Benefits Combines two of the fastest-growing companies in the consumer packaged foods industry by consumption    Creates leader in frozen foods with expanded presence in snacks Complements Conagra Brands’ current portfolio, enhancing focus within attractive domains such as frozen & refrigerated meals and snacks & sweet treats EPS accretive with significant synergy opportunities    Unites complementary companies focused on brand-building and innovation    IMPROVED SCALE Total Retail Sales4 (in Billions) (1) As of June 26, 2018. (2) FY 2018. (3) FY 2017. (4) Note: Peers sales include recent acquisitions. Source: IRI MA POS data, Syndicated Categories, TUS-MULO+C, 52 weeks ending May 27, 2018, Dollar Sales.

Iconic Brands in Strong Categories5 Transaction Highlights STRUCTURE AND CONSIDERATION $10.9 billion transaction, including Pinnacle Foods’ outstanding net debt Pinnacle Foods shareholders will receive $43.11 per share in cash and 0.6494 shares of Conagra Brands common stock for each share of Pinnacle Foods held Reflects an adjusted EBITDA multiple of 15.8x, based on Pinnacle Foods’ estimated fiscal year 2018 results excluding synergies, and 12.1x adjusted EBITDA including run-rate cost synergies    COMPELLING FINANCIAL PROFILE Low single-digit percentage adjusted EPS accretion expected in fiscal year ended May 2020; high single-digit percentage adjusted EPS accretion expected in fiscal year ended May 2022 $215 million in annual run-rate cost synergies by the end of fiscal year 2022 Commitment to maintaining solid investment grade credit rating and targeting a debt-to-EBITDA ratio of 3.5x    TIMING AND APPROVALS Expected to close by the end of calendar 2018 Subject to Pinnacle Foods shareholder approval, regulatory approvals and other customary closing conditions    (5) Source: IRI MA POS data, Syndicated TSV database, TUS-MULO+C, 52 weeks ending May 27, 2018, Dollar Sales.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Conagra will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra at its website, www.conagrabrands.com, or by contacting Conagra Investor Relations at (312) 549-5002.

PARTICIPANTS IN SOLICITATION

Conagra and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra’s 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra, Pinnacle Foods and the proposed transaction. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to Conagra and Pinnacle Foods and their respective management; the effect of announcement of the proposed transaction on Conagra’s and Pinnacle Foods’ ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; general economic and industry conditions; the ability of the combined company to successfully execute Conagra’s multi-year transformation plan; the ability of the combined company to access capital on acceptable terms or at all; the ability of the combined company to achieve its targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of the combined company’s hedging activities and its ability to respond to volatility in commodities; the competitive environment and related market conditions; the ability of the combined company to respond to changing consumer preferences and the success of its innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting the combined company’s businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in Conagra’s and Pinnacle Foods’ reports filed from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. Neither Conagra nor Pinnacle Foods undertakes any responsibility to update these statements, except as required by law.